UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-19-02
1-9924

03010037

February 7, 2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2003

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Citigroup by Sara Whitman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ilyse Hogue
Global Finance Campaign Director
Rainforest Action Network
221 Pine Street, Suite 500
San Francisco, CA 94104

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Rainforest Action Network on behalf of Ms. Sara Whitman (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(11), promulgated under the Act.

Rule 14a-8(i)(11) provides that a registrant may omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: Rainforest Action Network
on behalf of Ms. Sara Whitman

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A ("Whitman Proposal"), submitted by the Rainforest Action Network on behalf of Sara Whitman (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Whitman Proposal requests "the Board to move to produce a strategy that positions Citigroup as an environmental leader by meeting or beating the industry's best practices regarding environmental protection including old growth forest protection and climate change." This proposal is substantially duplicative of a proposal submitted by the Rainforest Action Network on behalf of Jasper Brinton ("Brinton Proposal"), a copy of which is annexed hereto as Exhibit B. Citigroup intends to include the Brinton Proposal in its 2003 Proxy materials, as it was re-submitted this year having received the requisite affirmative vote at the 2002 Annual Meeting.

The Brinton Proposal requests "the Board to move to implement policies that reflect an economic and environmental commitment to confronting climate change. Such a commitment would include (1) a publicly available audit of carbon exposure and (2) a feasibility study including a timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development and (3) an itemization of all such projects, omitting proprietary information."

It is Citigroup's belief that the Whitman Proposal may be omitted pursuant to Rule 14a-8(i)(11). Rule 14a-8(i)(11) provides that a registrant may omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

THE WHITMAN PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(11) BECAUSE IT IS SUBSTANTIALLY DUPLICATIVE OF ANOTHER PROPOSAL THAT CITIGROUP INTENDS TO INCLUDE IN ITS PROXY MATERIALS

The Whitman Proposal and the Brinton Proposal share the same core goals of having Citigroup management establish a strategy and implement policies aimed at protecting the environment with a focus on combating climate change. The duplicative and overlapping nature of these proposals is further evident when comparing various clauses of the preambles of each proposal, which are virtually identical. Specifically, except for slight wording variations, the following clauses are present in both proposals:

1. "In 1998, the hottest year of the millenium, "extreme weather" events killed an estimated 32,000 people, displaced 300 million people, and caused $89 billion in damages. In a single year global

warming related weather patterns caused more financial loss than the entire decade of the 1980s;"

2. "According to Bloomberg News Service analytics, Citigroup continues to be one of the world's top funders of the fossil fuel and logging industries and has not conducted a greenhouse gas audit of its role in the global crisis;"

3. "Competitors such as ABN/AMRO have established policies to cease participation in deforestation and primary forest loss. They have indicated their desire to do the same with the mining, oil, and gas industry. These policies mirror precedents set by industry leaders The Home Depot and over 400 other American corporations to cease involvement with old growth forest destruction;"

4. "We believe Citigroup risks damage to its brand and franchise due to negative publicity associated with environmental destruction and social ills that result from projects in the planet's remaining biodiversity hotspots. Local and indigenous groups are resisting many of the projects, such as Camisea in Peru and the Chad-Cameroon pipeline."

The staff of the Securities and Exchange Commission (the "Staff") has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth. See Wal-Mart Stores, Inc. (April 3, 2002) (multiple proposals requesting substantially the same information on gender discrimination in different formats); Huntington Bancshares Incorporated (January 11, 2001) (multiple proposals requesting the engagement of an investment banking firm - one to explore options to maximize shareholder value, including the sale of the company and the other to evaluate alternatives that could enhance shareholder value including merger or sale); Stanhome, Inc. (January 26, 1998) (multiple proposals calling for the sale of the company, but only one called for a sale to the highest bidder).

Citigroup believes that the underlying policy for Rule 14a-8(i)(11) is to eliminate the likelihood of stockholder confusion that would arise from having several versions of the same proposal in the proxy materials. To allow the Whitman and Brinton proposals to be included in Citigroup's Proxy materials would frustrate that policy. Accordingly, given that Citigroup intends to include the Brinton Proposal in its Proxy Materials, the Whitman Proposal may be omitted under Rule 14a-8(i)(11).

EXHIBIT A

Citigroup Resolution 2003

Whereas:

We believe Citigroup is the industry leader for the financial services sector of the global economy.

Citigroup has publicly committed to address the global environmental crisis and is a steering committee member for the United Nations Environment Program's Finance Initiative (UNFI).

Citigroup has co-authored UNEP FI documents calling on all financial institutions to "lead by example in corporate environmental management with long-term oriented carbon strategy." And to "incorporate climate change considerations in to mainstream business practices: by developing carbon risk management and benchmarking tools...."

Membership in UNEP FI requires our company "to pursue the best practice in environmental management...."

Global climate change has reached such dangerous levels that petroleum companies have committed to transition "Beyond Petroleum" in response to the economic and ecological damage being inflicted by climate change due to greenhouse gas emissions.

Competitors such as ABN/AMRO have established policies to cease participation in deforestation and primary forest loss. They have indicated their desire to do the same with the mining, oil and gas industry. These policies mirror precedents set by industry leaders The Home Depot and over 400 other American corporations to cease involvement with old growth forest destruction.

Corporations such as the Overseas Private Investment Corporation (OPIC) have completed greenhouse gas analyses of their contribution to climate change and provided a model for Citigroup to follow.

In 1998, the hottest year of the millennium, "extreme weather" events killed an estimated 32,000 people, displaced 300 million people, and caused $89 billion in damages. In addition, an estimated 32,000 people were killed, 300 million displaced. In a single year global warming related weather patterns caused more financial loss than the entire decade of the 1980's. Leading insurance companies such as Munich Re and Swiss Re have publicly recognized the economic implications of climate change and sought to address them. We believe, it is the absolute responsibility of management and the Board of Directors to design a strategy that addresses these documented liabilities to shareholder value.

According to Bloomberg News Service analytics, Citigroup continues to be one of the world's top funders of the fossil fuel and logging industries and has not conducted a greenhouse gas audit of its role in the global crisis.

We believe Citigroup risks damage to its brand and franchise due to negative publicity associated with environmental destruction and social ills that result from projects in the planet's remaining biodiversity hotspots. Local and indigenous groups are resisting many of the projects, such as Camisea in Peru and the Chad-Cameroon pipeline. Citigroup continues to back projects such as Camisea that are environmentally controversial even within the oil & gas sector and from which companies such as Royal Dutch Shell have withdrawn.

Consumers are increasingly holding corporations responsible for their partnerships and investments. We believe management and Boards of Directors will not be absolved if clear and present financial liabilities from climate change and other environmental damage are ignored. We believe the company's current position of lagging behind the industry on environmental issues is of serious risk to shareholder value.

Be It Resolved: the shareholders request the Board move to produce a strategy that positions Citigroup as an environmental leader by meeting or beating the industry's best practices regarding environmental protection including old growth forest protection and climate change.

EXHIBIT B

Citigroup Resolution 2003

Whereas: Evidence suggests global warming may be the most significant environmental problem facing the planet. The Intergovernmental Panel on Climate Change (IPCC)-a United Nations panel of 2,000 of the world's top climate scientists-agree that human activities are rapidly changing the climate. 1998 was the hottest year in the last 1,200 years. During this year, "extreme weather" events killed an estimated 32,000 people, displaced 300 million people, and caused $89 billion in damages. In one year global warming related weather patterns caused more financial loss than the entire decades of the 1980's.

It is believed that forests are central both to global warming problem and its solution. Forests act as carbon sinks, or giant reservoirs of carbon, storing 80 percent of above ground carbon and 40 percent of below ground carbon. Deforestation releases vast amounts of carbon into the atmosphere. Twenty percent of global carbon emissions come from deforestation. Slowing deforestation would dramatically reduce carbon emissions.

Citigroup is currently one of the world's top funders of the fossil fuel and logging industries. According to Bloomberg analytics, Citigroup was the number one financer of both the coal industry and fossil fuel pipelines in the year 2000 as measured by loans and corporate bond underwriting. Citigroup is also a major financial backer of logging and pulp and paper operations.

Competitors such as ABN/AMRO have established policies to cease participation in deforestation and primary forest loss. They have indicated their desire to do the same with the mining, oil and gas industry. These policies mirror precedents set by industry leaders The Home Depot and over 400 other American corporations to cease involvement with old growth forest destruction.

Corporations are penetrating pristine territory and lands owned by traditional peoples to extract fossil fuel reserves at great expense to the environment and indigenous peoples. Citigroup risks damage to its franchise due to negative publicity associated with environmental destruction and social ills that result from associated projects. Citigroup's investments in fossil fuels requires financial relationships in many politically unstable and biodiverse forest regions including Peru, Ecuador, Venezuela, Chad, and Indonesia. Many of the projects, such as Camisea in Peru and the Chad-Cameroon pipeline, are being resisted by local and indigenous groups who fear the loss of their lives and livelihoods as a result of the corporate activity. As is evidence by ongoing campaigns, consumers are increasingly holding corporations responsible for such investments.

Carbon audits are a useful tool used by many corporations and governments to gain a baseline understanding of their own liability with regard to global warming. Renewable energy technology is increasingly a market reality. Technological improvements and increased production have dramatically reduced the cost of renewable energy, and in many areas, electricity produced from renewable sources is already more cost efficient than generating power from conventional sources. Prioritizing funding for renewable energy is a wise investment socially, environmentally, and economically.

Shareholder support for this resolution was demonstrated by a 5.8% vote in favor in 2002.

BE IT RESOLVED: **the shareholders request the Board move to implement policies that reflect the economic and environmental commitment to confronting climate change. Such a commitment would include (1) a publicly available audit of carbon exposure and (2) a feasibility study including timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development and (3) an itemization of all such projects omitting proprietary information.**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal requests that the board of directors "produce a strategy that positions Citigroup as an environmental leader by meeting or beating the industry's best practices regarding environmental protection including old growth forest protection and climate change."

We are unable to conclude that Citigroup has met its burden of establishing that the proposal substantially duplicates another proposal that was "previously submitted" to Citigroup and will be included in Citigroup's proxy materials. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Gail A. Pierce
Attorney-Advisor